AMERICAN FINANCIAL GROUP, INC.

EXHIBIT 23 - CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the following Registration Statements and related prospectuses of American Financial Group, Inc. of our report dated February 12, 2004, with respect to the consolidated financial statements and schedules of American Financial Group, Inc. included in the Annual Report on Form 10-K for the year ended December 31, 2003.

Registration
Form	Number	Description

S-8	33-58825	Stock Option Plan

S-8	33-58827	Employee Stock Purchase Plan

S-3	333-102567	Dividend Reinvestment Plan

S-8	333-10853	Nonemployee Directors' Compensation Plan

S-8	333-14935	Retirement and Savings Plan

S-8	333-91945	Deferred Compensation Plan

S-8	333-74282	GAFRI Retirement and Savings Plan

S-3	333-106657	$600 million of Debt and Equity Securities

S-3	333-106659	AFG Convertible Notes due 2033

ERNST & YOUNG LLP
Cincinnati, Ohio
March 9, 2004

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